

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Jean-Pierre Sbraire
Chief Financial Officer
TotalEnergies SE
2, place Jean Millier
La Defense 6
92400 Courbevoie
France

>   **Re: TotalEnergies SE**
>   **Form 20-F for Fiscal Year Ended December 31, 2022**
>   **Filed March 24, 2023**
>   **File No. 001-10888**

Dear Jean-Pierre Sbraire:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects, page 2

1.   We note your statement on page (i) that the Annual Report and the Universal Registration Document 2022 contain certain measures that are not defined by GAAP. However, we also note that you have not specifically identified or labeled each non-GAAP measure accordingly within this Item. Where applicable, please revise your presentation to clearly identify and label each non-GAAP measure, including any required disclosures, in order to fully comply with Item 10(e) of Regulation S-K or tell us why such disclosure is not required.

2.   In addition to the above, please revise to provide a statement disclosing the reason(s) why management believes that the presentation of each non-GAAP measure provides useful

information to investors regarding your financial condition and results of operations and the additional purposes, if any, for which management uses the non-GAAP financial measure. In this regard, we note you include a single statement, which indicates that presentation of this information "is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis." It does not appear that this statement adequately explains why each individual non-GAAP measure is considered useful. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

5.2 TotalEnergies results 2020-2022
Cash Flow, page 5

3.   We note the reconciliation under this heading begins with the non-GAAP measure labeled 'Operating cash flow before working capital changes w/o financial charges (DACF),' which appears to give undue prominence to this non-GAAP measure. Please revise this reconciliation so that it presents the most directly comparable GAAP measure, cash flow from operating activities, first and provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 102.10(b) of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

5.3 Business segment reporting, page 9

4.   We note you present multiple segment performance measures for each segment here. Considering comment 6 below, please disclose the single measure of segment profitability for each reportable segment as required by IFRS 8, paragraph 23. It appears that your presentation of additional segment performance measures could be considered non-GAAP financial measures that are subject to the provisions of Item 10(e) of Regulation S-K. Refer to Question 104.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations and revise to provide the disclosures required by Item 10(e) of Regulation S-K or tell us why they are not required.

5.   We note you discuss the non-GAAP financial measure 'operating cash flow before working capital changes without financial charges (DACF)' for each segment here. Please revise to provide a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP and the disclosures required by Item 10(e) of Regulation S-K for each segment.

Financial Statements
Notes to the Consolidated Financial Statements
Note 3 Business segment information, page F-23

6.   We note that 'Operating income' is identified in this note as a "measure used to evaluate operating performance." However, we also note your disclosure on page 9 that you measure performance at the segment level on the basis of adjusted net operating income. Please explain the reasons for presenting multiple segment performance measures such as,

operating income, net operating income, adjusted operating income, adjusted net operating income, ROACE and adjusted net income here. Please disclose the single measure of segment profitability for each reportable segment as required by IFRS 8, paragraph 23, and revise your disclosures consistent with the guidance in IFRS 8, paragraph 26. In this regard, please note that if the chief operating decision maker uses more than one measure of an operating segment's profit or loss, the segment's assets or the segment's liabilities, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity's financial statements. Please revise accordingly.

7. Please revise to include a measure of total assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating decision maker. Refer to IFRS 8, paragraph 23. In addition, revise to provide the related reconciliations in accordance with IFRS 8, paragraphs 28(c) and 28(d), or tell us why they are not required.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan, Staff Accountant, at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation